EXHIBIT 5.2

June 13, 2014

DaVita HealthCare Partners Inc.

2000 16th Street

Denver, Colorado 80202

Ladies and Gentlemen:

This letter is being furnished to you in connection with the issuance of $1,750,000,000, 5.125% Senior Notes due 2024 under an Indenture dated as of June 13, 2014 (the “Indenture”) among DaVita HealthCare Partners Inc., as Issuer (the “Issuer”), the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A. as Trustee. Unless otherwise defined below, capitalized terms used in this letter have the meanings set forth in the Indenture.

This letter is being delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Act”).

We have acted as special New Jersey counsel to Freehold Artificial Kidney Center, L.L.C., a New Jersey limited liability company (“Freehold”), Neptune Artificial Kidney Center, L.L.C., a New Jersey limited liability company (“Neptune”) and Shining Star Dialysis, Inc., a New Jersey corporation (“Shining Star” and together with Freehold and Neptune, each a “New Jersey Guarantor” and together, the “New Jersey Guarantors”) in connection with the Indenture and the Note Guarantee.

We have reviewed (i) the Indenture and (ii) the Note Guarantee dated as of June 13, 2014 (the “Note Guarantee” together with the Indenture, the “Note Documents”) and the documents listed on the attached Schedule 1. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such documents and records and have made such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. As to matters of fact, we have relied, without independent verification, upon certificates of officers of the Guarantors, public officials and other appropriate persons, and on the representations and warranties as to matters of fact and on the covenants as to the application of proceeds contained in the Note Documents.

The opinions expressed in this letter are limited to matters governed by the New Jersey Business Corporation Act and the New Jersey Limited Liability Company Act (collectively, the “Covered Laws”).

DaVita HealthCare Partners Inc. Page No. 2	June 13, 2014

Based upon and subject to the foregoing and subject to the additional qualifications set forth below, we are of the opinion that:

1. Freehold and Neptune are limited liability companies validly existing and in good standing under the laws of the State of New Jersey. Shining Star is a corporation validly existing and in good standing under the laws of the State of New Jersey.

2. Each of the Guarantors has the corporate or limited liability company power and authority, as applicable, to execute, deliver and perform its obligations under each of the Note Documents to which it is a party.

3. Each of the Guarantors has duly authorized, executed and delivered each of the Note Documents to which it is a party.

For purposes of the opinion set forth in paragraph 1 above, we have relied solely upon the certificates of good standing (the “Good Standing Certificates”) identified on Schedule 1 hereto and our opinion is given only as of the date of such Good Standing Certificates notwithstanding the date of this letter.

For purposes of our opinions, we have relied, without investigation, upon each of the following assumptions: (i) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine; (ii) there has not been any mutual mistake of fact, fraud, duress or undue influence; (iii) the conduct of the parties to the Note Documents has complied with any requirement of good faith, fair dealing and conscionability; and (iv) all information required to be disclosed in connection with any consent or approval by any Guarantor’s directors, managers, members or shareholders, as applicable, and all other information required to be disclosed to such parties in connection with any issue relevant to the opinions set forth herein, has in fact been fully and fairly disclosed to all persons to whom it is required to be disclosed.

We have assumed, with your permission, without independent investigation or inquiry, that any guaranty is in furtherance of the direct or indirect business interests of the New Jersey Guarantors (and has been so determined by the respective boards of directors, members or managers, as applicable, of such New Jersey Guarantors).

Our advice on each legal issue addressed in this letter represents our opinion as to how that issue would be resolved were it to be considered by the highest court of the jurisdiction upon whose laws or opinion on that issue is based. The manner in which any particular issue would be treated in any actual court case would depend in part of facts and circumstances particular to the case, and this letter is not intended to guarantee the outcome of any legal dispute which may arise in the future.

This letter speaks as of the time of its delivery on the date it bears. We do not assume any obligation to provide you with any subsequent opinion or advice by reason of any fact about which our lawyers who have had significant involvement with this matter did not have actual knowledge at that time, by reason of any change subsequent to that time in any law covered by any of our opinions, or for any other reason.

DaVita HealthCare Partners Inc. Page No. 3	June 13, 2014

This letter is being furnished only to the addressee and is solely for its benefit. This letter may not be relied upon for any other purpose or by any other Person without our prior written consent. This letter may not be cited or quoted in any other document or communication which might encourage reliance upon this letter by any Person or for any purpose excluded by the restrictions in this paragraph, and copies of this letter may not be furnished to anyone for purposes of encouraging such reliance, except that we hereby consent to the filing of this letter as an exhibit to the Issuer’s Current Report on Form 8-K relating to the Note Documents and to all references to our firm included in or made a part of the Issuer’s Registration Statement on Form S-3 under the Act, filed with the Securities and Exchange Commission on June 10, 2014 (File No. 333-196630). In giving such consent, we do not authorize any party other than the addressee to rely on this letter and do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Lowenstein Sandler LLP

Schedule 1

OTHER DOCUMENTS

1. Secretary’s Certificate on behalf of Freehold Artificial Kidney, L.L.C., with attached:

(a)	Certificate of Formation;

(b)	Operating Agreement; and

(c)	Resolutions of the Member.

2. Secretary’s Certificate on behalf of Neptune Artificial Kidney, L.L.C., with attached:

(a)	Certificate of Formation;

(b)	Operating Agreement; and

(c)	Resolutions of the Member.

3. Secretary’s Certificate on behalf of Shining Star Dialysis, Inc., with attached:

(a)	Certificate of Incorporation;

(b)	Bylaws; and

(c)	Resolutions of the Board of Directors.

4. Certificate of Good Standing of Freehold Artificial Kidney Center, L.L.C., issued by the Department of the Treasury of the State of New Jersey, dated June 3, 2014.

5. Certificate of Good Standing of Neptune Artificial Kidney Center, L.L.C., issued by the Department of the Treasury of the State of New Jersey, dated June 3, 2014.

6. Certificate of Good Standing of Shining Star Dialysis, Inc., issued by the Department of the Treasury of the State of New Jersey, dated June 3, 2014.